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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2004

Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐         No  ☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

BIOVAIL CORPORATION
QUARTERLY REPORT

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

PART I — FINANCIAL INFORMATION

Financial Statements (unaudited)

Consolidated Balance Sheets as at June 30, 2004 and December 31, 2003	1
Consolidated Statements of Income (Loss) for the three months and six months ended June 30, 2004 and 2003	2
Consolidated Statements of Deficit for the three months and six months ended June 30, 2004 and 2003	3
Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003	4
Condensed Notes to the Consolidated Financial Statements	5
Management's Discussion and Analysis of Financial Condition and Results of Operations	14

PART II — OTHER INFORMATION

Legal Proceedings	29
Exhibits	29

All dollar amounts in this report are expressed in U.S. dollars.

As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms, as well as references to "Biovail" or the "Company", mean Biovail Corporation together with its subsidiaries.

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade™, Biovail®, Cardizem®, CEFORM™, Fastab™, FlashDose®, Glumetza™, Isordil®, Ralivia™, Shearform™, Smartcoat™, Tiazac®, Teveten®, Vasotec® and Vaseretic®.

Wellbutrin®, Wellbutrin SR®, Wellbutrin XL™, Zovirax® and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

i

BIOVAIL CORPORATION
CONSOLIDATED BALANCE SHEETS
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	June 30 2004	December 31 2003
ASSETS
Current
Cash and cash equivalents	$51,659	$133,261
Accounts receivable	153,643	179,374
Inventories	94,859	84,058
Deposits and prepaid expenses	11,492	15,759

	311,653	412,452
Long-term investments	105,055	113,546
Property, plant and equipment, net	174,835	173,804
Goodwill, net	100,814	100,814
Intangible assets, net	1,016,100	1,049,475
Other assets, net	60,730	72,683

	$1,769,187	$1,922,774

LIABILITIES
Current
Accounts payable	$51,669	$67,932
Accrued liabilities	94,259	105,201
Minority interest	—	679
Income taxes payable	22,132	24,175
Deferred revenue	5,234	5,765
Current portion of long-term obligations	74,861	58,816

	248,155	262,568
Deferred revenue	12,800	14,500
Long-term obligations	569,079	764,111

	830,034	1,041,179

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 159,090,300 and 158,796,978 issued and outstanding at June 30, 2004 and December 31, 2003, respectively	1,452,031	1,448,353
Stock options outstanding	2,150	2,290
Deficit	(542,364)	(607,678)
Accumulated other comprehensive income	27,336	38,630

	939,153	881,595

	$1,769,187	$1,922,774

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
REVENUE
Product sales	$197,213	$157,730	$372,310	$284,644
Research and development	2,673	3,673	6,889	6,273
Co-promotion, royalty and licensing	6,427	55,880	13,740	117,756

	206,313	217,283	392,939	408,673

EXPENSES
Cost of goods sold	59,052	11,332	111,193	48,744
Research and development	15,830	21,813	33,821	39,819
Selling, general and administrative	55,991	55,593	115,449	102,301
Amortization	15,734	45,886	32,839	86,407
Acquired research and development	—	84,200	8,640	84,200
Settlements	—	(9,300)	—	(34,055)

	146,607	209,524	301,942	327,416

Operating income	59,706	7,759	90,997	81,257
Interest income	167	1,635	571	4,702
Interest expense	(8,970)	(9,507)	(20,364)	(19,489)
Foreign exchange loss	(1,318)	(5,284)	(356)	(10,125)
Other income (expense)	(3,577)	6,157	(2,434)	6,664

Income before provision for income taxes	46,008	760	68,414	63,009
Provision for income taxes	1,800	5,700	3,100	10,350

Net income (loss)	$44,208	$(4,940)	$65,314	$52,659

Earnings (loss) per share
Basic	$0.28	$(0.03)	$0.41	$0.33

Diluted	$0.28	$(0.03)	$0.41	$0.33

Weighted average number of common shares outstanding (000s)
Basic	159,084	158,386	159,043	158,291

Diluted	159,201	158,386	159,241	159,960

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
Deficit, beginning of period	$(586,572)	$(522,814)	$(607,678)	$(580,413)
Net income (loss)	44,208	(4,940)	65,314	52,659

Deficit, end of period	$(542,364)	$(527,754)	$(542,364)	$(527,754)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30
	2004	2003
		(Restated — note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$65,314	$52,659
Add (deduct) items not involving cash
Depreciation and amortization	44,009	94,355
Amortization of deferred financing costs	2,699	1,369
Amortization of discounts on long-term obligations	1,526	3,978
Acquired research and development	8,640	84,200
Compensation cost for employee stock options	—	999
Other	(401)	1,478

	121,787	239,038
Net change in non-cash operating items	(14,127)	(64,847)

Cash provided by operating activities	107,660	174,191

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(14,155)	(16,572)
Acquisition of business, net of cash acquired	(9,319)	—
Acquisitions of long-term investments	(245)	(4,536)
Acquisitions of intangible assets	—	(196,052)
Increase in loan receivable	—	(5,000)
Proceeds on disposal of intangible asset	—	10,000

Cash used in investing activities	(23,719)	(212,160)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances (repayments) under revolving term credit facility, including financing costs	(122,550)	144,000
Repayments of other long-term obligations	(52,796)	(70,386)
Proceeds on termination of interest rate swaps	6,300	—
Issuance of common shares, net of issue costs	3,678	10,332

Cash provided by (used in) financing activities	(165,368)	83,946

Effect of exchange rate changes on cash and cash equivalents	(175)	535

Net increase (decrease) in cash and cash equivalents	(81,602)	46,512
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$51,659	$102,592

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In accordance with U.S. generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1.     GOVERNING STATUTE AND NATURE OF OPERATIONS

  Biovail Corporation is incorporated under the laws of the Province of Ontario, Canada. The Company is a full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, promotion and sale of pharmaceutical products utilizing advanced oral drug delivery technologies. The Company's main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. The Company's common shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BVF.

2.     RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

  As disclosed in the Company's amended Form 6-K's for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003 (which were submitted to the U.S. Securities and Exchange Commission on May 14, 2004), during the course of the preparation of its 2003 annual consolidated financial statements, the Company determined that it had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, the Company acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc in a transaction denominated in Canadian dollars. At the date of acquisition, the Company recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in the previously issued interim financial statements for 2003, the Company did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions, which amounted to $2,673,000 in both the three months and six months ended June 30, 2003. U.S. generally accepted accounting principles ("GAAP") require monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003 and June 30, 2003, had the following impact on the Company's previously reported results of operations for the three months and six months ended June 30, 2003:

	Three Months Ended June 30 2003	Six Months Ended June 30 2003
Net income (loss) as previously reported	$(1,012)	$61,979
Foreign exchange adjustments	(3,928)	(9,320)

Net income (loss) as restated	$(4,940)	$52,659

Basic earnings (loss) per share
As previously reported	$(0.01)	$0.39
As restated	$(0.03)	$0.33
Diluted earnings (loss) per share
As previously reported	$(0.01)	$0.39
As restated	$(0.03)	$0.33

  Prior to September 30, 2003, the Company included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of its 2003 annual consolidated financial statements, the Company decided to present foreign exchange gains or losses (including the adjustments above) as an individual line item below operating income.

3.     SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. GAAP for interim financial reporting, which does not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003. These interim consolidated financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2003 annual audited consolidated financial statements. There have been no material changes to the Company's significant accounting policies since December 31, 2003.

  In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

  On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company's financial position and results of operations could be materially impacted.

  Stock-based compensation

  Under the provisions of the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value-based method or can continue to recognize compensation cost using the intrinsic value-based method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and earnings per share must be presented in the financial statements as if the fair value-based method had been applied.

  The Company recognizes employee stock-based compensation costs under the intrinsic value-based method of APB No. 25. Accordingly, no compensation expense for stock options granted to employees at fair market value has been included in the determination of net income or loss in the three months and six months ended June 30, 2004 and 2003; however, the Company recorded compensation expense in the three months and six months ended June 30, 2003 for stock options granted (at the date of acquisition in October 2000) to the employees of DJ Pharma, Inc. The following table presents the Company's pro forma net income or (loss) and earnings or (loss) per share as if the fair value-based method of SFAS No. 123 had been applied for all stock options granted:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
Net income (loss) as reported	$44,208	$(4,940)	$65,314	$52,659
Total pro forma stock-based compensation expense determined under fair value-based method	(5,889)	(4,201)	(11,378)	(9,441)

Pro forma net income (loss)	38,319	(9,141)	53,936	43,218

Basic earnings (loss) per share
As reported	$0.28	$(0.03)	$0.41	$0.33
Pro forma	$0.24	$(0.06)	$0.34	$0.27
Diluted earnings (loss) per share
As reported	$0.28	$(0.03)	$0.41	$0.33
Pro forma	$0.24	$(0.06)	$0.34	$0.27

  The fair values of all stock options granted during the three months and six months ended June 30, 2004 and 2003 were estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
Expected option life (years)	3.7	3.6	3.8	4.0
Volatility	55.5%	46.9%	56.0%	52.3%
Risk-free interest rate	4.0%	3.6%	3.6%	4.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%

  The Black-Scholes option-pricing model used by the Company to calculate option values, as well as other currently accepted option valuation models, were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values.

  Recent accounting pronouncement

  In January 2003 (as amended in December 2003), the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity ("VIE") by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on the Company's financial position or results of operations.

4.     ACQUISITION

  BNC-PHARMAPASS

  In July 2003, Biovail and Pharma Pass II, LLC ("PPII") formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products, which was fair valued at an amount of $31,350,000, for a 51% interest in this company, and Biovail contributed cash in the amount of $30,060,000 for a 49% interest in this company. Biovail had an option to acquire PPII's interest in BNC-PHARMAPASS for cash consideration plus a royalty on any future sales of these products.

  Subsequent to the date of formation, PPII reduced its capital in BNC-PHARMAPASS through the withdrawal of $25,741,000 of cash from BNC-PHARMAPASS. As a result, PPII's interest in BNC-PHARMAPASS was reduced to 16%, and Biovail's interest in BNC-PHARMAPASS increased to 84% at December 31, 2003.

  In January 2004, PPII further reduced its interest in BNC-PHARMAPASS through a withdrawal of cash from BNC-PHARMAPASS. In February 2004, Biovail acquired PPII's remaining interest in BNC-PHARMAPASS for $5,000,000. Biovail and PPII also agreed to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII. The increase in Biovail's share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional $8,640,000 charge to acquired research and development in the three months ended March 31, 2004. Carvedilol and eprosartan were in the early phases of development and neither of these products had been submitted for approval by the U.S. Food and Drug Administration. Biovail will pay PPII a royalty on any future sales of these products.

5.     INVENTORIES

	June 30 2004	December 31 2003
Raw materials	$32,668	$25,937
Work in process	14,840	26,803
Finished goods	47,351	31,318

	$94,859	$84,058

6.     INTANGIBLE ASSETS

	June 30, 2004		December 31, 2003
	Cost	Accumulated amortization	Cost	Accumulated amortization
Trademarks	$703,698	$98,912	$703,698	$81,371
Product rights	465,523	70,842	550,880	141,068
Core technology	21,041	4,408	21,041	3,705

	1,190,262	$174,162	1,275,619	$226,144

Less accumulated amortization	174,162		226,144

	$1,016,100		$1,049,475

  Amortization expense amounted to $16,002,000 and $46,421,000 in the three months ended June 30, 2004 and 2003, respectively, and $33,375,000 and $86,942,000 in the six months ended June 30, 2004 and 2003, respectively.

  At March 31, 2004, the Company's participating interest in the gross profit on sales of generic omeprazole was fully amortized, as the Company had received all of the value from this interest by this date. Accordingly, the Company removed the cost and accumulated amortization of $85,357,000 related to this interest from product rights.

7.     LONG-TERM OBLIGATIONS

	June 30 2004	December 31 2003
7 7/8% Senior Subordinated Notes due April 1, 2010	$400,000	$400,000
Unamortized discount	(2,099)	(2,281)
Fair value adjustment	3,959	10,401

	401,860	408,120
Revolving term credit facility	160,000	280,000
Vasotec® and Vaseretic® obligation	36,665	45,376
Zovirax obligation	31,636	42,198
Ativan® and Isordil® obligation	8,902	17,806
Wellbutrin® and Zyban® obligation	—	22,407
Deferred compensation	4,877	7,020

	643,940	822,927
Less current portion	74,861	58,816

	$569,079	$764,111

  Interest expense on long-term obligations amounted to $8,678,000 and $8,870,000 in the three months ended June 30, 2004 and 2003, respectively, and $18,659,000 and $18,154,000 in the six months ended June 30, 2004 and 2003, respectively.

  Revolving term credit facility

  In December 2003, the Company's revolving term credit facility was extended to March 25, 2004. Effective March 25, 2004, this credit facility was renewed at $400,000,000 for a term of 364 days to March 24, 2005. If the lenders elect not to further extend the revolving period of this credit facility, the Company may elect to convert amounts then outstanding to a term facility with a final maturity date one year from the then current revolving period maturity date. Accordingly, the amount borrowed under this credit facility has been classified as a long-term obligation, including the current portion thereof, as at June 30, 2004. At June 30, 2004, the Company had advances of $160,000,000 borrowed under this credit facility and a letter of credit of $48,937,000 issued under this credit facility. The letter of credit secures the remaining semi-annual payments the Company is required to make under the Vasotec® and Vaseretic® agreement. At June 30, 2004 and December 31, 2003, the Company had remaining balances of $191,063,000 and $58,793,000, respectively, available to borrow under this credit facility.

  Interest rate swaps

  The fair value of the Company's fixed rate 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes") is affected by changes in interest rates. The Company manages this exposure to interest rate changes through the use of interest rate swaps, which are recorded at fair value in the Company's consolidated balance sheets. Net receipts or payments relating to these swaps are recorded as an adjustment to interest expense.

  In June 2002, the Company entered into three interest rate swaps in an aggregate notional amount of $200,000,000, which were designated as a hedge of the Notes. These swaps involved the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on the six-month London Interbank Offering Rate ("LIBOR") plus a spread of 2.69% to 2.99%, without an exchange of the underlying principal amount. The Company recognized other expense related to the ineffective portion of this hedge of $3,514,000 and $2,307,000 in the three months and six months ended June 30, 2004, respectively, and other income of $6,157,000 and $6,664,000 in the three months and six months ended June 30, 2003, respectively. On June 24, 2004, the Company terminated these swaps and received a cash settlement payment of $6,300,000, of which $4,478,000 was applied against the remaining fair value of these swaps and $1,822,000 was applied against the accrued interest receivable related to these swaps at the date of termination. At June 30, 2004, the remaining unamortized fair value adjustment to the Notes related to this hedge amounted to $4,408,000, and is being amortized to reduce interest expense over the remaining term of the Notes.

  On June 28, 2004, the Company entered into a new interest rate swap in a notional amount of $200,000,000, which was designated as a hedge of the Notes. This swap involves the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments, based on six-month LIBOR plus a spread of 3.26%, without an exchange of the underlying principal amount. This swap has a call feature and other terms that are consistent with those of the Notes; therefore, the Company can assume that there is no ineffectiveness present in the new hedging relationship, which permits it to apply the shortcut method of accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". At June 30, 2004, the fair value of this swap was $449,000 in favour of the swap counterparty, with an equivalent offsetting fair value adjustment deducted from the carrying value of the Notes. As a result, there was no ineffectiveness related to this hedge recorded in net income in the period ended June 30, 2004.

8.     COMMON SHARES

  During the six months ended June 30, 2004, the Company issued 293,322 common shares on the exercise of stock options and through the Company's Employee Stock Purchase Plan for proceeds of $3,678,000. The number of stock options outstanding at June 30, 2004 and December 31, 2003 were 8,021,329 and 7,331,741, respectively. During the six months ended June 30, 2004, 969,836 stock options were granted and 280,248 stock options were exercised.

  On June 25, 2004, the Company adopted a new stock option plan (the "2004 Stock Option Plan") in replacement of its previous stock option plan and pursuant to which the Company will grant options to purchase common shares of the Company to selected employees, directors, officers and consultants of the Company, its subsidiaries and affiliates. The 2004 Stock Option Plan provides that the maximum number of common shares issuable pursuant to the exercise of options is 5,000,000 common shares.

9.     EARNINGS OR LOSS PER SHARE

  Earnings or (loss) per share were calculated as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
Net income (loss)	$44,208	$(4,940)	$65,314	$52,659

Basic weighted average number of common shares outstanding (000s)	159,084	158,386	159,043	158,291
Dilutive effect of stock options (000s)	117	—	198	1,669

Diluted weighted average number of common shares outstanding (000s)	159,201	158,386	159,241	159,960

Basic earnings (loss) per share	$0.28	$(0.03)	$0.41	$0.33
Diluted earnings (loss) per share	$0.28	$(0.03)	$0.41	$0.33

  In the three months ended June 30, 2003, all stock options were excluded from the calculation of diluted loss per share, as the effect of including them would have been anti-dilutive. The potential dilutive effect of stock options on the weighted average number of common shares outstanding was as follows:

Three Months Ended June 30 2003
Basic weighted average number of common shares outstanding (000s)	158,386
Dilutive effect of stock options (000s)	2,042

Adjusted weighted average number of common shares outstanding (000s)	160,428

10.   COMPREHENSIVE INCOME

  Comprehensive income comprised the following:

	Three Months Ended June 30		Six Months Ended June 30
	2004	2003	2004	2003
		(Restated — note 2)		(Restated — note 2)
Net income (loss)	$44,208	$(4,940)	$65,314	$52,659

Comprehensive income
Foreign currency translation adjustment	(566)	8,469	(2,833)	14,679
Unrealized holding gain (loss) on long-term investments	(11,846)	10,590	(8,461)	11,311

Other comprehensive income (loss)	(12,412)	19,059	(11,294)	25,990

Comprehensive income	$31,796	$14,119	$54,020	$78,649

11.   CASH FLOW INFORMATION

  Net change in non-cash operating items

  Increases (decreases) in cash flows from operations as a result of changes in non-cash operating items were as follows:

	Six Months Ended June 30
	2004	2003
Accounts receivable	$23,900	$(20,171)
Inventories	(10,805)	(23,833)
Deposits and prepaid expenses	4,268	4,554
Accounts payable and accrued liabilities	(27,216)	(32,038)
Income taxes payable	(2,043)	6,551
Deferred revenue	(2,231)	90

	$(14,127)	$(64,847)

12.   LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to Part I, Item 8.B. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003. The following discussion is limited to material developments concerning the Company's legal proceedings and should be read in conjunction with that Annual Report.

  Securities Class Actions

  As previously disclosed in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003, the Company received notification that a number of Securities Class Action Complaints have been filed naming Biovail and certain officers. The Complaints allege the Defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. More specifically the Complaints allege that Biovail and certain of its officers and directors made materially false and misleading statements during certain specified periods of time.

  In accordance with required legal process the Plaintiffs have filed a Consolidated Amended Class Action Complaint. The Company is considering the appropriateness of filing a Motion for the summary dismissal of this action.

  The Company believes that these claims are without merit and, in the event these actions proceed further, they will be vigorously defended.

  General Civil Actions

  The Company has been informally advised by the Legal Counsel for the City of New York ("NYC") that Biovail, together with numerous other pharmaceutical companies, will be joined in a civil action in which the City will attempt to recover some alleged Medicare overpayments in respect of pharmaceutical products sold by the companies to NYC hospitals. The intended Complaint has not yet been filed and, accordingly, the Company has no further details at this time. However, given the paucity of Biovail products being sold by it and the very brief time frame in respect of such sales, the Company anticipates that any successful restitution against Biovail will likely not be material.

  The Company has received notification that an individual and his spouse have filed a Wage and Hour Class Action Complaint, naming Biovail, together with numerous other pharmaceutical manufacturers. The Plaintiffs allege the Defendants violated provisions of the Fair Labor Standard Act, Family and Medical Leave Act and other related Acts that govern fair employment practices.

  The Company believes that the claims are without merit and, in the event it is served with the Complaint, it will vigorously defend itself and seek dismissal of the action.

13.   SEGMENTED INFORMATION

  The Company operates in one operating segment — the development and commercialization of pharmaceutical products. Substantially all of the operations of the Company are directly engaged in or support this operating segment. Other operations are not material and share many of the same economic and operating characteristics as pharmaceutical products. Therefore, they are included with pharmaceutical products for purposes of segment reporting.

BIOVAIL CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with U.S. generally accepted accounting principles ("GAAP") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

        The discussion and analysis contained in this MD&A are as of August 3, 2004.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but are not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission ("SEC"), the Ontario Securities Commission, and other securities regulatory authorities in Canada.

RESTATEMENT AND RECLASSIFICATION OF COMPARATIVE FIGURES

        As disclosed in our amended Form 6-K's for the first three quarters of 2003 (which were submitted to the SEC on May 14, 2004), during the course of the preparation of our 2003 annual consolidated financial statements, we determined that we had applied an inappropriate exchange rate to a Canadian dollar denominated long-term obligation. In December 2002, we acquired the rights, through a subsidiary whose functional currency is the U.S. dollar, to Wellbutrin® SR and Zyban® in Canada from GlaxoSmithKline plc ("GSK") in a transaction denominated in Canadian dollars. At the date of acquisition, we recorded the acquired assets and the related long-term obligation in U.S. dollars at the exchange rate existing at that date. However, in our previously issued interim financial statements for 2003, we did not adjust the Wellbutrin® and Zyban® obligation to reflect changes in the exchange rate except for payments made on that obligation when a foreign exchange loss was recorded on those transactions, which amounted to $2.7 million in both the second quarter and first half of 2003. U.S. GAAP requires monetary balances denominated in a currency other than an entity's functional currency be translated to reflect the exchange rates in existence at each balance sheet date. Consequently, the translation of the Wellbutrin® and Zyban® obligation, using the exchange rates existing at March 31, 2003 and June 30, 2003, resulted in an increase in the net loss in the second quarter of 2003 from $1.0 million (basic and diluted loss per share of $0.01) as previously reported to $4.9 million (basic and diluted loss per share of $0.03) as restated, and a decrease in net income in the first half of 2003 from $62.0 million (basic and diluted earnings per share of $0.39) as previously reported to $52.7 million (basic and diluted earnings per share of $0.33) as restated.

        Prior to the fourth quarter of 2003, we included foreign exchange gains or losses as a component of selling, general and administrative expenses. During the course of the preparation of our 2003 annual consolidated financial statements, we decided to present foreign exchange gains or losses as an individual line item below operating income.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available and make estimates about matters that are inherently uncertain. Since December 31, 2003, none of our critical accounting policies or estimates (as described in the MD&A contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2003) have changed.

STRATEGIC TRANSACTION

        In July 2003, we formed BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS") with Pharma Pass II, LLC ("PPII") to advance the development of carvedilol (Coreg), a beta-blocker indicated for the treatment of congestive heart failure, eprosartan (Teveten®), indicated for the treatment of hypertension, and tamsulosin (Flomax), indicated for the treatment of benign prostatic hyperplasia. On the formation of BNC-PHARMAPASS, PPII contributed all of its intellectual property relating to these products and we contributed cash in the amount of $30.1 million. Subsequent to the date of formation, PPII reduced its interest in BNC-PHARMAPASS through a series of withdrawals of cash from BNC-PHARMAPASS. In February 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $5.0 million, for a total purchase price of $35.1 million. We also agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

        The increase in our share of the fair values of the two remaining products (carvedilol and eprosartan) after the withdrawal of cash, together with the consideration paid to acquire PPII's remaining interest in BNC-PHARMAPASS, resulted in an additional charge of $8.6 million to acquired research and development in the first quarter of 2004. Carvedilol and eprosartan were in early phases of development, and neither of these products had been submitted for approval by the FDA. We will pay PPII a royalty on any future sales of these products.

RESULTS OF OPERATIONS

        Total revenue in the second quarter of 2004 was $206.3 million compared to $217.3 million in the second quarter of 2003, a decrease of $11.0 million or 5%. We recorded net income of $44.2 million in the second quarter of 2004 compared to a net loss of $4.9 million in the second quarter of 2003. We recorded diluted earnings per share of $0.28 in the second quarter of 2004 compared to a diluted loss per share of $0.03 in the second quarter of 2003.

        Total revenue in the first half of 2004 was $392.9 million compared to $408.7 million in the first half of 2003, a decrease of $15.8 million or 4%. We recorded net income of $65.3 million in the first half of 2004 compared to $52.7 million in the first half of 2003, an increase of $12.6 million or 24%. We recorded diluted earnings per share of $0.41 in the first half of 2004 compared to $0.33 in the first half of 2003, an increase of $0.08 or 24%.

Impact of specific events of operations

        Our results of operations were impacted by specific events that resulted in a net charge of $8.6 million in both the first quarter and first half of 2004 and net charges of $90.8 million and $96.2 million in the second quarter and first half of 2003, respectively. These events related to acquisitions involving non-capitalized acquired research and development and foreign exchange losses on the Canadian dollar denominated Wellbutrin® and Zyban® obligation. We believe that the identification of these events enhances an analysis of our results of operations when comparing these results to those of a previous or subsequent period. However, it should be noted that the determination of specific events involves judgment by us. The following table displays (for the periods indicated) the impacts of these events on our results of operations in 2004 and 2003.

	Three Months Ended June 30		Six Months Ended June 30
[In 000s, except per share data]
	2004	2003	2004	2003
Acquired research and development	$—	$84,200	$8,640	$84,200
Foreign exchange loss on long-term obligation	—	6,601	—	11,993

Total	$—	$90,801	$8,640	$96,193

Total per share (diluted)	$—	$0.57	$0.05	$0.60

REVENUE

        Our revenue is derived from: (i) sales of pharmaceutical products; (ii) providing research and development services; (iii) the co-promotion of pharmaceutical products; and (iv) royalties and license fees. Product sales include sales of products developed and manufactured by us, as well as sales of proprietary and in-licensed products. Research and development revenue relates to product development activities in collaboration with third parties and pharmaceutical contract research services. Fees for co-promotion services are derived from the sale of co-promoted products. Royalties are derived from the sale of products we developed or acquired and from our interests in certain licensed products. License fees are derived from the license of our technologies or product rights.

        The following table displays (for the periods indicated) the dollar amount of each source of revenue in 2004 and 2003, the percentage of each source of revenue as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each source from 2003 to 2004. Percentages may not add due to rounding.

Three months ended June 30 [$ in 000s]	2004		2003		Change
Product sales	$197,213	96%	$157,730	73%	$39,483	25%
Research and development	2,673	1%	3,673	2%	(1,000)	(27)%
Co-promotion, royalty and licensing	6,427	3%	55,880	26%	(49,453)	(88)%

	$206,313	100%	$217,283	100%	$(10,970)	(5)%

Six months ended June 30 [$ in 000s]	2004		2003		Change
Product sales	$372,310	95%	$284,644	70%	$87,666	31%
Research and development	6,889	2%	6,273	2%	616	10%
Co-promotion, royalty and licensing	13,740	3%	117,756	29%	(104,016)	(88)%

	$392,939	100%	$408,673	100%	$(15,734)	(4)%

Product sales

        Product sales revenue comprises sales of: (i) Promoted products (which comprise Cardizem® LA, Zovirax Ointment and Cream, and Teveten® and Teveten® HCT); (ii) Wellbutrin XL™ (which we manufacture and supply to our marketing partner, GSK); (iii) Biovail Pharmaceuticals Canada ("BPC") products (which comprise Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase product lines that are sold in Canada); (iv) Legacy products (which comprise Tiazac®, Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil® product lines that are sold primarily in the United States); and (v) Generic products (which we manufacture and supply to our distributor, Teva Pharmaceuticals USA, Inc. ("Teva")).

        The following table displays (for the periods indicated) product sales by category in 2004 and 2003, the percentage of each category as compared to total product sales in the respective period, and the dollar and percentage changes in the dollar amount of each category from 2003 to 2004. Percentages may not add due to rounding.

Three months ended June 30 [$ in 000s]	2004		2003		Change
Promoted products	$33,135	17%	$41,625	26%	$(8,490)	(20)%
Wellbutrin XL™	79,133	40%	8,073	5%	71,060	880%
BPC products	23,907	12%	19,689	12%	4,218	21%

Core products	136,175	69%	69,387	44%	66,788	96%
Legacy products	29,800	15%	63,612	40%	(33,812)	(53)%
Generic products	31,238	16%	24,731	16%	6,507	26%

	$197,213	100%	$157,730	100%	$39,483	25%

Six months ended June 30 [$ in 000s]	2004		2003		Change
Promoted products	$80,091	22%	$78,496	28%	$1,595	2%
Wellbutrin XL™	121,160	33%	8,073	3%	113,087	1,401%
BPC products	46,843	13%	38,692	14%	8,151	21%

Core products	248,094	67%	125,261	44%	122,833	98%
Legacy products	56,008	15%	104,197	37%	(48,189)	(46)%
Generic products	68,208	18%	55,186	19%	13,022	24%

	$372,310	100%	$284,644	100%	$87,666	31%

        Product sales were $197.2 million in the second quarter of 2004 compared to $157.7 million in the second quarter of 2003, an increase of $39.5 million or 25%. Product sales were $372.3 million in the first half of 2004 compared to $284.6 million in the first half of 2003, an increase of $87.7 million or 31%.

        Promoted product sales were $33.1 million in the second quarter of 2004 compared to $41.6 million in the second quarter of 2003, a decrease of $8.5 million or 20%. Promoted product sales were $80.1 million in the first half of 2004 compared to $78.5 million in the first half of 2003, an increase of $1.6 million or 2%. The decrease in Promoted product sales in the second quarter of 2004 compared to the second quarter of 2003 reflected lower sales of Zovirax Ointment and Zovirax Cream following increased wholesaler purchases in the first quarter of 2004 ahead of a scheduled price increase for these products. The increase in Promoted product sales in the first half of 2004 compared to the first half of 2003 reflected an additional quarter's worth of sales of Cardizem® LA (we launched this product in April 2003), as well as an increase in Cardizem® LA's share of the once-daily diltiazem market.

        Wellbutrin XL™ product sales were $79.1 million and $121.2 million in the second quarter and first half of 2004, respectively, compared to $8.1 million in both the second quarter and first half of 2003. In the second quarter and first half of 2004, Wellbutrin XL™ product sales reflected a continued increase in prescriptions following a very successful launch of this product by GSK in September 2003. In June 2003, GSK received an approvable letter from the FDA for Wellbutrin XL™. In anticipation of receiving final approval for Wellbutrin XL™ in the third quarter of 2003, we began manufacturing and recognizing revenue from the sale of launch quantities of Wellbutrin XL™ to GSK immediately following GSK's receipt of this approvable letter.

        The supply price for Wellbutrin XL™ trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks) of this product. The supply price for Wellbutrin XL™ sample product is based on contractually agreed prices. Our revenue from sales of Wellbutrin XL™ in the second quarter and first half of 2004 reflected a higher initial proportion of lower value sample versus trade product sales and the fact that most of our revenue from trade product sales was earned at the lowest tier of the supply price. Late in the second quarter of 2004, GSK's net sales of Wellbutrin XL™ exceeded the threshold to increase the supply price to the second tier percentage, which applies to subsequent sales of Wellbutrin XL™ to GSK during 2004.

        BPC product sales were $23.9 million in the second quarter of 2004 compared to $19.7 million in the second quarter of 2003, an increase of $4.2 million or 21%. BPC product sales were $46.8 million in the first half of 2004 compared to $38.7 million in the first half of 2003, an increase of $8.1 million or 21%. The increases in BPC product sales were mainly due to higher Tiazac® sales in Canada and our promotion of Wellbutrin® SR in Canada beginning January 1, 2004.

        Core product sales include sales of all products that are actively promoted by us or by third party licensees. Core product sales were $136.2 million in the second quarter of 2004 compared to $69.4 million in the second quarter of 2003, an increase of $66.8 million or 96%. Core product sales were $248.1 million in the first half of 2004 compared to $125.3 million in the first half of 2003, an increase of $122.8 million or 98%. The increases in Core product sales primarily reflected the positive market share performance of Wellbutrin XL™ and Cardizem® LA.

        Legacy product sales were $29.8 million in the second quarter of 2004 compared to $63.6 million in the second quarter of 2003, a decrease of $33.8 million or 53%. Legacy product sales were $56.0 million in the first half of 2004 compared to $104.2 million in the first half of 2003, a decrease of $48.2 million or 46%. The decreases in Legacy product sales were mainly due to a decline in sales of Cardizem® CD, Tiazac®, Vasotec® and Vaseretic® in the United States. The decrease in sales of Cardizem® CD reflected a reduction in wholesaler inventory levels of this product due to generic competition and the anticipated conversion from Cardizem® CD to Cardizem® LA. Sales of Tiazac® branded product in the United States were impacted by the introduction of a generic version of this product by Andrx Corporation in April 2003, which was partially offset by sales of our generic version of Tiazac® to our licensee, Forest Laboratories Inc. Sales of Vasotec® and Vaseretic® were impacted by a reduction in inventories of these products at the wholesaler level.

        Generic product sales were $31.2 million in the second quarter of 2004 compared to $24.7 million in the second quarter of 2003, an increase of $6.5 million or 26%. Generic product sales were $68.2 million in the first half of 2004 compared to $55.2 million in the first half of 2003, an increase of $13.0 million or 24%. The increases in Generic product sales reflected the stabilization of inventory levels by Teva following a reduction of these levels during 2003.

Research and development

        Research and development activities generated revenue of $2.7 million in the second quarter of 2004 compared to $3.7 million in the second quarter of 2003, a decrease of $1.0 million or 27%. Research and development activities generated revenue of $6.9 million in the first half of 2004 compared to $6.3 million in the first half of 2003, an increase of $0.6 million or 10%. In these periods, research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing activities generated revenue of $6.4 million in the second quarter of 2004 compared to $55.9 million in the second quarter of 2003, a decrease of $49.5 million or 88%. Co-promotion, royalty and licensing activities generated revenue of $13.7 million in the first half of 2004 compared to $117.8 million in the first half of 2003, a decrease of $104.1 million or 88%.

        In the second quarter and first half of 2004, we did not derive any revenue from co-promotion activities. In the second quarter and first half of 2003, we earned revenue of $8.5 million and $13.3 million, respectively, related to the co-promotion of H. Lundbeck A/S's Celexa in Canada. Effective December 31, 2003, we discontinued the co-promotion of Celexa in order to focus our marketing efforts on Wellbutrin® SR in Canada. In the first quarter of 2003, we concluded our co-promotion of GSK's Wellbutrin SR® in the United States and we earned the final quarterly increment of $10.0 million from GSK.

        In the second quarter and first half of 2004, royalty revenue decreased as we earned the final contribution from our participating interest in the gross profit on sales by a third party of generic omeprazole in the first quarter of 2004. Revenue from this interest amounted to $1.7 million in both the first quarter and first half of 2004 compared to $40.8 million and $76.5 million in the second quarter and first half of 2003, respectively.

OPERATING EXPENSES

        The following table displays (for the periods indicated) the dollar amount of each operating expense item in 2004 and 2003, the percentage of each item as compared to total revenue in the respective period, and the dollar and percentage change in the dollar amount of each item from 2003 to 2004. Percentages may not add due to rounding.

Three months ended June 30 [$ in 000s]	2004		2003		Change
Cost of goods sold	$59,052	29%	$11,332	5%	$47,720	421%
Research and development	15,830	8%	21,813	10%	(5,983)	(27)%
Selling, general and administrative	55,991	27%	55,593	26%	398	1%
Amortization	15,734	8%	45,886	21%	(30,152)	(66)%
Acquired research and development	—	—%	84,200	39%	(84,200)	(100)%
Settlements	—	—%	(9,300)	(4)%	9,300	(100)%

	$146,607	71%	$209,524	96%	$(62,917)	(30)%

Six months ended June 30 [$ in 000s]	2004		2003		Change
Cost of goods sold	$111,193	28%	$48,744	12%	$62,449	128%
Research and development	33,821	9%	39,819	10%	(5,998)	(15)%
Selling, general and administrative	115,449	29%	102,301	25%	13,148	13%
Amortization	32,839	8%	86,407	21%	(53,568)	(62)%
Acquired research and development	8,640	2%	84,200	21%	(75,560)	(90)%
Settlements	—	—%	(34,055)	(8)%	34,055	(100)%

	$301,942	77%	$327,416	80%	$(25,474)	(8)%

Cost of goods sold and gross margins

        Cost of goods sold was $59.1 million in the second quarter of 2004 compared to $11.3 million in the second quarter of 2003, an increase of $47.8 million or 421%. Cost of goods sold was $111.2 million in the first half of 2004 compared to $48.7 million in the first half of 2003, an increase of $62.5 million or 128%. Gross margins based on product sales were 70% in both the second quarter and first half of 2004 compared to 93% and 83% in the second quarter and first half of 2003, respectively.

        The increases in cost of goods sold were partially due to related increases in product sales, as well as inventory obsolescence provisions taken in the second quarter and first half of 2004. In addition, the increases in cost of goods sold were related to a cumulative reduction in the Zovirax supply price recognized in the second quarter of 2003. Effective October 1, 2002, we amended several terms of the original Zovirax distribution agreement with GSK, including a reduction in the supply price for this product. We had been paying the reduced supply price since October 1, 2002; however, the reduction in the supply price was subject to repayment if Wellbutrin XL™ was not approved by the FDA. Accordingly, prior to the second quarter of 2003 we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL™ approval. In June 2003, GSK received an approvable letter from the FDA relating to Wellbutrin XL™, which raised only routine matters. As a result, we believed that the likelihood of repaying the reduction in the supply price was low and, accordingly, we reversed the accrued liability for the deferred value of the reduction in the supply price. The recognition of the aggregate deferred value of $25.5 million was recorded as a reduction to the cost of Zovirax sold in the second quarter of 2003. Also contributing to the increases in cost of goods sold was a recovery in the second quarter of 2003 from Elan Corporation, plc ("Elan") of $2.7 million related to its supply to us of generic versions of Adalat CC.

        Our gross margins in the second quarter and first half of 2004 reflected a higher initial proportion of lower margin Wellbutrin XL™ sample versus trade product sales and the fact that most of our revenue from trade product sales of this product was earned at the lowest tier of the supply price. Our gross margins in the second quarter and first half of 2003 were favourably impacted by the reduction in the Zovirax supply price and the recovery from Elan.

Research and development

        Research and development expenses were $15.8 million in the second quarter of 2004 compared to $21.8 million in the second quarter of 2003, a decrease of $6.0 million or 27%. Research and development expenses were $33.8 million in the first half of 2004 compared to $39.8 million in the first half of 2003, a decrease of $6.0 million or 15%. As a percentage of total revenue, research and development expenses were 8% and 9% in the second quarter and first half of 2004, respectively, compared to 10% in both the second quarter and first half of 2003.

        The decreases in research and development expenses reflected the completion of the clinical trial program for Ralivia ER™ (tramadol) in 2003, and the timing of certain clinical and scale-up activities in 2004. Research and development activities in the second quarter and first half of 2004 were associated with our first quarter filing of a New Drug Application ("NDA") with the FDA for Ralivia ER™ and our submission of a supplemental NDA for Ralivia™ FlashDose® (an oral disintegrating tablet ("ODT")). In April 2004, we submitted an NDA for Glumetza™ (metformin) in collaboration with Depomed Inc. (which was accepted for review by the FDA in June 2004) and we received FDA approval for an angina indication for Cardizem® LA. In June 2004, the FDA accepted for review our NDA submission for citalopram ODT, indicated for the treatment of depression. Our ongoing research and development efforts include enhanced formulations of acyclovir, Vasotec®, Ativan®, Teveten®, venlafaxine and sumatriptan, as well as Tiazac® XC for the Canadian marketplace.

        Research and development expenses in the second quarter and first half of 2003 included the costs associated with clinical activity to support the NDA filing for tramadol and the supplemental NDA submission for an angina indication for Cardizem® LA, as well as costs associated with a clinical experience program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

Selling, general and administrative

        Selling, general and administrative expenses were $56.0 million in the second quarter of 2004 compared to $55.6 million in the second quarter of 2003, an increase of $0.4 million or 1%. Selling, general and administrative expenses were $115.4 million in the first half of 2004 compared to $102.3 million in the first half of 2003, an increase of $13.1 million or 13%. As a percentage of total revenue, selling, general and administrative expenses were 27% and 29% in the second quarter and first half of 2004, respectively, compared to 26% and 25% in the second quarter and first half of 2003, respectively.

        In the second quarter and first half of 2004, selling, general and administrative expenses reflected an increased level of spending on sales and marketing activities to support our Promoted products, as well as higher compensation and legal expenses. In addition, we incurred incremental costs associated with our sales force optimization, which was completed during the second quarter of 2004. This initiative resulted in the expansion and realignment of our commercial operations in the United States, and the recruitment and deployment of two new specialty sales forces that will detail our Promoted products to medical specialists in the United States.

        In the second quarter of 2003, we expensed all previously deferred advertising costs related to Cardizem® LA on the launch of this product in April 2003. In the second quarter and first half of 2003, selling, general and administrative expenses also included co-promotion fees payable to Reliant Pharmaceuticals LLC ("Reliant"). Effective December 31, 2003, we mutually agreed with Reliant to terminate our co-promotion agreement.

Amortization

        Amortization expense was $15.7 million in the second quarter of 2004 compared to $45.9 million in the second quarter of 2003, a decrease of $30.2 million or 66%. Amortization expense was $32.8 million in the first half of 2004 compared to $86.4 million in the first half of 2003, a decrease of $53.6 million or 62%. As a percentage of total revenue, amortization expense was 8% in both the second quarter and first half of 2004 compared to 21% in both the second quarter and first half of 2003.

        In the second quarter and first half of 2004, amortization expense decreased as we recorded the final amortization of our participating interest in generic omeprazole in the first quarter of 2004. The amortization of this interest amounted to $1.2 million in both the first quarter and first half of 2004 compared to $28.9 million and $53.2 million in the second quarter and first half of 2003, respectively.

Acquired research and development

        In the first quarter of 2004, we recorded a charge of $8.6 million for acquired research and development associated with our acquisition of BNC-PHARMAPASS.

        In the second quarter of 2003, we recorded a charge of $84.2 million for acquired research and development, which comprised: (i) $44.2 million associated with our acquisition from Athpharma Limited ("Athpharma") of certain cardiovascular products; and (ii) $40.0 million associated with our acquisition from Wyeth Pharmaceuticals Inc. ("Wyeth") of certain Ativan® products under development. At June 30, 2003, the purchase price related to the Ativan® and Isordil® acquisition had not been finalized. In the fourth quarter of 2003, the purchase price allocated to the Ativan® products under development was adjusted to $38.1 million.

Settlements

        In the second quarter of 2003, we negotiated an overall settlement with Pfizer Inc. ("Pfizer"), Bayer AG, Bayer Corporation, Teva, Mylan Pharmaceuticals Inc. ("Mylan") and Mylan Laboratories Inc. through which all pending actions relating to generic versions of Procardia XL (Nifedical XL) and Adalat CC, including actions alleging patent infringement and antitrust breaches, were dismissed. In the second quarter of 2003, we also settled with Elan with respect to the termination of our rights to Elan's generic versions of Adalat CC. In the first quarter of 2003, we reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's breach of contract due to its inability to supply us with Keftab, and with Mylan with respect to Mylan's breach of contract relating to its supply to us of verapamil (generic Verelan).

        In the second quarter and first half of 2003, in relation to the matters described above, we received settlement payments of $9.3 million and $34.1 million, respectively, mainly related to our lost profits on sales of Nifedical XL, Keftab and generic Verelan. We also received payments totaling $8.5 million and $16.2 million in the second quarter and first half of 2003, respectively, mainly related to a recovery of certain charges related to Elan's supply to us of generic versions of Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. In the first quarter of 2003, we received an additional $14.6 million, which was recorded as a reduction to assets related to the recoverable value of the Keftab product right and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $59.7 million in the second quarter of 2004 compared to $7.8 million in the second quarter of 2003, an increase of $51.9 million or 670%. We recorded operating income of $91.0 million in the first half of 2004 compared to $81.3 million in the first half of 2003, an increase of $9.7 million or 12%. As a percentage of total revenue, operating income was 29% and 23% in the second quarter and first half of 2004, respectively, compared to 4% and 20% in the second quarter and first half of 2003, respectively.

        Charges for acquired research and development had the effect of reducing operating income by $8.6 million in both the first quarter and first half of 2004 compared to $84.2 million in both the second quarter and first half of 2003. The recognition of settlement payments had the effect of increasing operating income by $17.4 million and $45.5 million in the second quarter and first half of 2003, respectively, and the recognition of the reduction in the Zovirax supply price had the effect of increasing operating income by $25.5 million in both the second quarter and first half of 2003. In the second quarter and first half of 2004 compared to the corresponding periods of 2003, operating income reflected higher product sales revenue and lower research and development spending, which were more than offset by the conclusion of co-promotion revenue related to Celexa in Canada and Wellbutrin SR® in the United States, and lower royalty revenue from our participating interest in generic omeprazole (offset by a proportionate reduction in the amortization of the generic omeprazole product right).

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $0.2 million in the second quarter of 2004 compared to $1.6 million in the second quarter of 2003, a decrease of $1.4 million or 90%. Interest income was $0.6 million in the first half of 2004 compared to $4.7 million in the first half of 2003, a decrease of $4.1 million or 88%. In the second quarter and first half of 2003, interest income included interest on settlement payments.

        Interest expense was $9.0 million in the second quarter of 2004 compared to $9.5 million in the second quarter of 2003, a decrease of $0.5 million or 6%. Interest expense was $20.4 million in the first half of 2004 compared to $19.5 million in the first half of 2003, an increase of $0.9 million or 4%. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes").

        In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million. In June 2004, we terminated these swaps and we replaced them with a new interest rate swap in the same notional amount. The new and terminated swaps involve the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts relating to these swaps were recorded as a reduction to interest expense, which amounted to $2.0 million and $3.8 million in the second quarter and first half of 2004, respectively, and $1.9 million and $3.5 million in the second quarter and first half of 2003, respectively.

Foreign exchange loss

        We recorded foreign exchange losses of $1.3 million and $0.4 million in the second quarter and first half of 2004, respectively, compared to $5.3 million and $10.1 million in second quarter and first half of 2003, respectively. These losses reflected the impact of foreign exchange fluctuations on our non-U.S. dollar denominated cash and cash equivalents, accounts receivable and accounts payable balances. In addition, the foreign exchange losses in the second quarter and first half of 2003 included losses of $6.6 million and $12.0 million, respectively, related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada, and were the result of a strengthening of the Canadian dollar relative to the U.S. dollar during these periods. We paid the final instalment related to this obligation in March 2004.

Other income or expense

        The changes in the fair values of the terminated interest rate swaps, as well as the offsetting changes in the fair value of the portion of our Notes being hedged (during those periods that hedge accounting was applied), were recorded in other income or expense. In the second quarter and first half of 2004, we recorded net losses of $3.5 million and $2.3 million, respectively, related to these changes in fair values. In the second quarter and first half of 2003, we recorded net gains of $6.2 million and $6.7 million, respectively, related to these changes in fair values. In the second quarter of 2003, we determined that the terminated interest rate swaps did not qualify as a highly effective hedge and, accordingly, we discontinued the application of hedge accounting. Consequently, in second quarter of 2003 the changes in the fair values of these swaps were recognized in other income; however, the Notes were not adjusted for the change in their fair value.

        The new interest rate swap has a call feature and other critical terms that are consistent with those of the Notes; therefore, we can assume that there is no ineffectiveness present in the new hedging relationship, which permits us to apply the shortcut method of accounting in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". As a result, the $0.4 million loss in the fair value of this swap exactly offset the gain in the fair value of the Notes.

Provision for income taxes

        Our low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded provisions for income taxes of $1.8 million and $3.1 million in the second quarter and first half of 2004, respectively, compared to $5.7 million and $10.4 million in the second quarter and first half of 2003, respectively. Our effective tax rate in the second quarter of 2004 was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses incurred in the United States due to the sales force optimization and sales and marketing costs to support our Promoted products.

FINANCIAL POSITION

[In 000s]	June 30 2004	December 31 2003	Change
Working capital	$63,498	$149,884	$(86,386)
Long-lived assets	1,352,479	1,396,776	(44,297)
Long-term obligations	643,940	822,927	(178,987)
Shareholders' equity	939,153	881,595	57,558

        Working capital decreased by $86.4 million to $63.5 million at June 30, 2004 from $149.9 million at December 31, 2003. The current ratio was 1.3:1 at June 30, 2004 compared to 1.6:1 at December 31, 2003. The decrease in working capital was mainly due to a lower cash and cash equivalents balance (mainly due to repayments of long-term obligations), a lower accounts receivable balance (mainly due to the collection in the first quarter of 2004 of our fourth quarter of 2003 participating interest in generic omeprazole) and a higher current portion of long-term obligations balance (due to the inclusion of $40.0 million of the amount borrowed under our revolving term credit facility, which would be repayable in the second quarter of 2005 if the revolving term of this facility is not extended beyond March 2005).

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. Long-lived assets declined by net $44.3 million to $1,352.5 million at June 30, 2004 from $1,396.8 million at December 31, 2003. Capital expenditures on property, plant and equipment were $14.2 million in the first half of 2004, which consisted mainly of additions to our manufacturing capacity and improvements to our U.S. commercial operations' head office in Bridgewater, New Jersey. Offsetting these additions to property, plant and equipment was depreciation of $10.6 million, as well as amortization of intangible assets of $33.4 million. In the first half of 2004, we recorded a $7.4 million decrease in the marked-to-market value of the terminated interest rate swaps and, in June 2004, we settled these swaps for proceeds of $6.3 million, of which $4.5 million was applied against the remaining fair value of these swaps and $1.8 million was applied against the accrued interest receivable related to these swaps at the date of termination.

        Long-term obligations, including the current portion thereof, decreased by $179.0 million to $643.9 million at June 30, 2004 from $822.9 million at December 31, 2003. In the first half of 2004, we repaid $120.0 million under our revolving term credit facility, leaving a balance of $160.0 million drawn at June 30, 2004. In addition, we repaid $52.8 million of other long-term obligations, including the final instalment of $21.8 million related to the Wellbutrin® and Zyban® obligation and the first instalment of $11.3 million related to the Zovirax obligation, as well as $9.9 million of the Vasotec® and Vaseretic® obligation and $9.2 million of the Ativan® and Isordil® obligation.

        Shareholders' equity increased by $57.6 million to $939.2 million at June 30, 2004 from $881.6 million at December 31, 2003. In the first half of 2004, we recorded net income of $65.3 million and we received proceeds of $3.7 million on the issuance of common shares. In the first half of 2004, we recorded an $11.8 million unrealized holding loss primarily related to our equity investment in Depomed Inc.

CASH FLOWS

        At June 30, 2004, we had cash and cash equivalents of $51.7 million compared to $133.3 million at December 31, 2003.

Six months ended June 30 [In 000s]	2004	2003	Change
Cash provided by operating activities	$107,660	$174,191	$(66,531)
Cash used in investing activities	(23,719)	(212,160)	188,441
Cash provided by (used in) financing activities	(165,368)	83,946	(249,314)
Effect of exchange rate changes on cash and cash equivalents	(175)	535	(710)

Net increase (decrease) in cash and cash equivalents	$(81,602)	$46,512	$(128,114)

First half of 2004

        Net cash provided by operating activities was $107.7 million in the first half of 2004, related to the following items:

  •
  Net income of $65.3 million.

  •
  Adjustments for non-cash items of $56.5 million, which included depreciation and amortization of $44.0 million and a charge for acquired research and development of $8.6 million.

  •
  Net changes in non-cash operating items that decreased cash flows from operations by $14.1 million, mainly due to decreases in accounts payable and accrued liabilities and an increase in inventories, partially offset by a decrease in accounts receivable.

        Net cash used in investing activities was $23.7 million in the first half of 2004, related primarily to the following items:

  •
  Capital expenditures of $14.2 million.

  •
  Acquisition of PPII's remaining interest in BNC-PHARMAPASS for $9.3 million.

        Net cash used in financing activities was $165.4 million in the first half of 2004, related primarily to the following items:

  •
  Repayments of $120.0 million under our revolving term credit facility.

  •
  Repayments of $52.8 million of long-term obligations related to the acquisitions of the intangible assets.

  •
  Proceeds of $6.3 million on the termination of interest rate swaps.

  •
  Proceeds of $3.7 million from the issue of common shares, mainly on the exercise of stock options.

        Overall, cash and cash equivalents decreased by $81.6 million in the first half of 2004.

First half of 2003

        Net cash provided by operating activities was $174.2 million in the first half of 2003, related to the following items:

  •
  Net income of $52.7 million.

  •
  Adjustments for non-cash items of $186.4 million, which included depreciation and amortization of $94.4 million and a charge for acquired research and development of $84.2 million.

  •
  Net changes in non-cash operating items that reduced cash flows from operations by $64.8 million, mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

        Net cash used in investing activities was $212.2 million in the first half of 2003, related primarily to the following items:

  •
  Capital expenditures of $16.6 million.

  •
  Acquisitions of $196.1 million of intangible assets, which included initial cash payments of $139.3 million for Ativan® and Isordil®, $33.0 million related to our participating interest in generic omeprazole and an initial payment of $21.2 million for the Athpharma products.

  •
  Advance to Reliant of $5.0 million, for a total loan receivable of $35.0 million at June 30, 2003.

  •
  Proceeds of $10.0 million from the Lilly settlement payment related to the disposal of the Keftab product rights.

        Net cash provided by financing activities was $83.9 million in the first half of 2003, related primarily to the following items:

  •
  Borrowings of $144.0 million under our revolving term credit facility.

  •
  Repayments of $70.4 million of long-term obligations related to the acquisitions of intangible assets.

  •
  Proceeds of $10.3 million from the issue of common shares, mainly on the exercise of stock options.

        Overall, cash and cash equivalents increased by $46.5 million in the first half of 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at June 30, 2004, other than operating leases, purchase obligations and contingent milestone payments in the normal course of business, which are reflected in the contractual obligations table below.

LIQUIDITY AND CAPITAL RESOURCES

        At June 30, 2004, we had total long-term obligations of $643.9 million, including the current portion thereof, which included the carrying value of our Notes of $401.9 million, borrowings under our revolving term credit facility of $160.0 million and obligations related to the acquisitions of intangible assets of $77.2 million.

        In March 2004, we renewed our revolving term credit facility at $400.0 million. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option. This credit facility may be used for general corporate purposes, including acquisitions. At June 30, 2004, we were in compliance with all financial and non-financial covenants associated with this credit facility. At June 30, 2004, we had advances of $160.0 million borrowed under this credit facility and we had a letter of credit with a balance of $48.9 million issued under this credit facility. This letter of credit secures the remaining semi-annual payments we are required to make under the Vasotec® and Vaseretic® agreement. We had a remaining balance of $191.1 million available to borrow under this credit facility at June 30, 2004 compared to a remaining balance of $58.8 million available to borrow at December 31, 2003.

        The following table summarizes our fixed and contingent contractual obligations at June 30, 2004.

	Maturities by period
[In 000s]	Total	Less than 6 months	1-3 years	4-5 years	After 5 years
Long-term obligations	$642,040	$9,873	$220,917	$11,250	$400,000
Operating lease obligations	35,200	3,400	12,000	6,200	13,600
Purchase obligation(1)	9,796	2,397	7,399	—	—
Purchase obligation(2)	22,183	N/A	N/A	N/A	N/A
Contingent milestone payments(3)	134,785	N/A	N/A	N/A	N/A

Total contractual obligations	$844,004	$15,670	$240,316	$17,450	$413,600

1.
This purchase obligation is in connection with the manufacture and supply to us of Vasotec® and Vaseretic® by Merck & Co., Inc. ("Merck"). We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

2.
This purchase obligation is in connection with the acquisition of Ativan® and Isordil® from Wyeth. We will pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum, on the approval by the FDA of the first Ativan® line extension product that may be developed by us. As this payment is contingent on receiving FDA approval of the first Ativan® line extension product, it does not have a defined maturity.

3.
This amount comprises material contingent milestone payments in connection with certain research and development collaborations with third parties. As these payments are primarily contingent on receiving regulatory approval for the products under development, they do not have defined maturities.

        In November 2003, we implemented a stock repurchase program pursuant to which we are entitled to purchase up to approximately 13.2 million of our common shares on or before November 25, 2004. Any common shares purchased by us under this program will be cancelled. To August 3, 2004, we have not repurchased any common shares under this program.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by our operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In the second quarter and first half of 2003, we recorded foreign exchange losses of $6.6 million and $12.0 million, respectively, related to our Canadian dollar denominated obligation to GSK for the acquisition of the rights to Wellbutrin® SR and Zyban® in Canada. We paid the final instalment related to this obligation in the first quarter of 2004 and, consequently, we do not have any material remaining non-U.S. dollar denominated obligations. A 10% change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in high-grade money market funds, and government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year.

        The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates.

        The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate.

        Based on our overall interest rate exposure, a 10% change in interest rates would not have a material effect on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general economic conditions. We regularly review the carrying values of our investments and record losses when events and circumstances indicate that there have been other than temporary declines in their fair values.

        Our initial equity investment in Ethypharm S.A. ("Ethypharm") is protected in the event of any private or public financing undertaken by Ethypharm prior to June 2005. We are monitoring our investment in Ethypharm, as Ethypharm will need to achieve improvements in operating performance or a write-down of this investment may become necessary.

        A 10% change in the aggregate fair values of our investments would have a material effect on our consolidated results of operations; however, it would not have a material effect on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENT

        In January 2003 (as amended in December 2003), the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires consolidation of a variable interest entity ("VIE") by the primary beneficiary of the entity's expected results of operations. FIN No. 46 also requires certain disclosures by all holders of a significant variable interest in a VIE that are not the primary beneficiary. FIN No. 46 is effective immediately for VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, FIN No. 46 is effective in the first reporting period ending after December 31, 2003 for those VIEs that are considered to be special purpose entities, and after March 15, 2004 for those VIEs that are not considered to be special purpose entities. The adoption of FIN No. 46 had no effect on our financial position or results of operations.

BIOVAIL CORPORATION
PART II — OTHER INFORMATION

1.     LEGAL PROCEEDINGS

        For detailed information concerning legal proceedings, reference is made Part I, Item 8.B. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and to note 12 to the consolidated financial statements included under Part I of this Quarterly Report.

2.     EXHIBITS

        Exhibit 99.1    Second Quarter 2004 Interim Report For Canadian Regulatory Purposes

        Exhibit 99.2    Certifications of the Chief Executive Officer and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION
Date: August 4, 2004
	By:	/s/ JOHN R. MISZUK John R. Miszuk Vice President, Controller and Assistant Secretary

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BIOVAIL CORPORATION QUARTERLY REPORT
INDEX PART I — FINANCIAL INFORMATION
PART II — OTHER INFORMATION
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME (LOSS) In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with U.S. generally accepted accounting principles (Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data) (Unaudited)
BIOVAIL CORPORATION MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION PART II — OTHER INFORMATION
SIGNATURES